EXHIBIT 12

LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

COMPUTATION OF DEFICIENCY OF EARNINGS TO COVER COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENTS
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(DOLLARS IN MILLIONS)
(UNAUDITED)

	FOR THE YEARS ENDED SEPTEMBER 30,
	2003	2002	2001	2000	1999
Income (loss) from continuing operations before income taxes and losses from equity investments	$(1,002)	$(7,083)	$(19,844)	$2,388	$3,828
Less: interest capitalized during the period	—	4	16	20	20
Add: Fixed charges	461	644	869	667	612
Total earnings (loss) to cover fixed charges	(541)	(6,443)	(18,991)	3,035	4,420
Fixed charges:
Total interest expense including capitalized interest	353	469	659	434	428
Interest portion of rental expenses	108	175	210	233	184
Total fixed charges	461	644	869	$667	$612
Preferred stock dividends and accretion	103	167	28	—	—
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	—	—	—	4.6	7.2
Deficiency of earnings to cover combined fixed charges and preferred stock dividend requirements	$1,105	$7,254	$19,888	—	—

Fixed charges consist of interest expense on all indebtedness and that portion of operating lease rental expense that is representative of the interest factor. Preferred stock dividend requirements consist of the amount of pre-tax earnings that is required to pay the dividends on outstanding preferred stock.